July 5, 2006



BY FACSIMILE  202-772-9210


Joshua Forgione
Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N. W.
Washington, District of Columbia 20549

Dear Mr. Forgione:

         You requested that I provided you with a representative sample of some of the appraisals that were performed in connection with the acquisition of properties. The appraisals are voluminous, accordingly, I have attached excerpts from two appraisals which I believe provide the pertinent information.

         As I indicated, we no longer have the appraisals for transactions that occurred in 1996 through 1998. However, we believe that the attached two appraisals are representative of the appraisals that were performed during that period of time.

         I would like to direct your attention to pages 10 through 12 (as numbered on the bottom right hand corners) of the first appraisal and pages 22 through 24 of the second appraisal. These pages reflect property cash flows for specific properties owned by each of the partnerships that were used in determining valuations. You will note that included in operating expenses is a line item called "Management Fees" which represents 6% of the "effective gross income." This is the fee that is in question.

         Josh, if there is any additional information that I can provide or have questions on the attachments, please feel free to call me at 818-244-8080 x1300. I will also contact you regarding a conference call-in number on Thursday morning for our call which is scheduled at 4:00 p.m. (Eastern).

                                                     Very truly yours,

                                                     /s/ John Reyes

                                                     John Reyes
                                                     Senior Vice President and
                                                     Chief Financial Officer